FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Disclosure:	“Syngenta launches The Good Growth Plan”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media inquiries:		Analysts/Investors:

Media Office		Paul Barrett		Jennifer Gough
4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 2323
Fax:	+41 61 323 2424			Lars Oestergaard
				Switzerland	+41 61 323 6793
www.syngenta.com				USA	+1 202 737 6520

Basel, Switzerland, September 19, 2013

Syngenta launches The Good Growth Plan

•	Six commitments to address critical challenges for the planet and its people

•	Comprehensive and ambitious with measurable targets for 2020

•	Focus on resource efficiency, the environment and rural communities

Syngenta today announced six commitments to address the global food security challenge. The Good Growth Plan has specific, ambitious and measurable targets which focus on boosting resource efficiency, rejuvenating ecosystems and strengthening rural communities:

o	Make crops more efficient: Increase average productivity of the world’s major crops by 20 percent without using more land, water or inputs

o	Rescue more farmland: Improve the fertility of 10 million hectares of farmland on the brink of degradation

o	Help biodiversity flourish: Enhance biodiversity on 5 million hectares of farmland

o	Empower smallholders: Reach 20 million smallholders and enable them to increase productivity by 50 percent

o	Help people stay safe: Train 20 million farm workers on labor safety, especially in developing countries

o	Look after every worker: Strive for fair labor conditions throughout our entire supply chain network

Mike Mack, Chief Executive Officer of Syngenta, said: “We have always been acutely aware that our business can only grow if we ensure that farming is carried out in a sustainable way.  We continuously seek to bring this awareness to life through our focus on land, technology and people.   We now need to take our contribution to a new level and this is the driving force behind the commitments announced today.”

The Good Growth Plan reflects Syngenta’s belief that agricultural productivity must increase in order to feed a global population which is currently increasing by 200,000 every day.   At the same time, farmland is being depleted through urbanization and soil erosion while water resources are under increasing pressure.  Rural communities – those responsible for growing food – are often trapped in poverty.

Syngenta - September 19, 2013 / Page 1 of 3

At a series of launch events around the world, Syngenta will today meet with opinion leaders to discuss these challenges and set out the company’s contribution to help tackle them.

Extensive research has revealed a widespread societal view that farming needs to become more responsible.  While governments are seen as primarily accountable for ensuring reliable food availability, Syngenta believes it is incumbent on business to play a larger role in fostering a long term approach to food security.  This means using our substantial investment in R&D to advance technologies that not only protect but also enhance the environment and benefit rural communities.

Mike Mack continued: “Delivering on these commitments won’t be easy given the conflicting views of society on agriculture and food production.  The Good Growth Plan represents our collective commitment as a company to do things differently and better.  We know we can’t solve the challenges alone which is why we are bringing together stakeholders from across the world to share our intent and to benefit from their input.”

For more information on The Good Growth Plan go to www.goodgrowthplan.com

Syngenta - September 19, 2013 / Page 2 of 3

Notes to the Editor

Research: The Agricultural Disconnect

Key findings:

Informed publics in all countries believe that producing more food for a growing global population will be an important challenge in the next decade.  However, views on agriculture and food production are conflicting:

•	Openness to the use of technology but dislike of pesticides, fertilizers and GMOs

•	Recognition that increased production will lead to greater water scarcity but a belief that more water and land will be needed in agriculture

•	Opinion that large scale farming has the greatest potential to meet demand but a belief that organic, local and urban farming should take priority

•	Belief that food imports are acceptable but that each country has the capability to be self-sufficient

•	Opinion that ensuring an adequate food supply is the responsibility of government rather than farmers or business

Syngenta is one of the world's leading companies with more than 27,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com.

Forward-looking statements

This document contains forward-looking statements which use terms such as "expect", "will", "could", "potential", "planned", "envisages", "estimated value", "target" etc. Such statements contain risks and imponderables which could result in a significant deviation of the actual results from the statements expressed herein. We refer you to the publicly available filings of Syngenta submitted to the American SEC (Securities and Exchange Commission) in relation to these and other risks and imponderables. Syngenta does not undertake to update the forward-looking statements in light of actual results, changed assumptions or other factors. This document represents neither an offer nor an invitation, or even a part of such an offer or such an invitation, to purchase or underwrite common shares issued by Syngenta Inc. or Syngenta ADS. Nor does it represent a request to take up such a purchase offer or public offering and it in no way forms a basis or reliable statement in connection with a contract to this effect.

Syngenta - September 19, 2013 / Page 3 of 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	September 19, 2013	By:	/s/ Tobias Meili
			Name:	Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration